July 18,
2005


Mail Stop 4561

Charles A. Menendez
1545 Miller Road
Coral Gables, FL 33146

Re:	Default Proof Credit Card System, Inc.
	Form 10- KSB/A for the year ended December 31, 2004
      File No. 000-24444

Dear Mr. Menendez:

We have reviewed your response letter dated May 10, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the
Commission.

Form 10-KSB/A

Item 8 Financial Statements

Report of Independent Registered Public Accounting Firm

1. We noted that your report of the independent registered public accounting firm was not signed. Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

Note 10 - Due to a Related Party

2. We have read and considered your response to comment 3 and remain unclear how your accounting treatment complies with the guidance in
APB 26 footnote 1. Accordingly, it appears that you should have shown the forgiveness of debt by the related party as a reduction of equity.

*    *    *    *

      As appropriate, please amend your filing respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3413 if you have questions.



							Sincerely,



            Cicely Luckey
      Branch Chief


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Charles A. Menendez
Default Proof Credit Card System, Inc.
July 18, 2005
Page 1